FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

31 March 2025

HSBC HOLDINGS PLC
BOCOM PROPOSED ISSUANCE OF A SHARES

Bank of Communications Co., Ltd ('BoCom') announced yesterday that an Extraordinary General Meeting will be held on 16 April 2025 for the purpose of considering a share issuance plan. BoCom expects 13,777,267,506 new A ordinary shares to be issued at the initial subscription price of RMB8.71 (equivalent to approximately HKD9.41). This share issuance is part of a series of policy actions announced by the People's Bank of China, Ministry of Finance, National Financial Regulatory Administration and China Securities Regulatory Commission on 24 September 2024, which are aimed at promoting growth and economic development.

Assuming 13,777,267,506 A Shares are issued at the initial subscription price, the share issuance would result in HSBC's BoCom stake being diluted from 19.03% to 16.06%, if the share issuance is approved. The accounting impact of any dilution from this share issuance will be recognised upon completion, treated as a material notable item and therefore have no impact on HSBC's dividend. In addition, because of the regulatory capital treatment of HSBC's investment in BoCom, the accounting impact of any dilution on the HSBC Group's CET1 capital ratio is expected to be insignificant. HSBC will continue to recognise its share of BoCom's profit or loss and BoCom remains HSBC's flagship China associate. Further details will be shared with HSBC's 1Q25 earnings announcement on 29 April 2025.

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Investor enquiries to:

Neil Sankoff                  +44 (0) 20 7991 5072                 investorrelations@hsbc.com
Yafei Tian                      +825 2899 8909

Media enquiries to:

Press Office                 +44 (0) 20 7991 8096                 pressoffice@hsbc.com

Note to editors:

HSBC Holdings plc
HSBC Holdings plc, the parent company of HSBC, is headquartered in London. HSBC serves customers worldwide from offices in 58 countries and territories. With assets of US$3,017bn at 31 December 2024, HSBC is one of the world's largest banking and financial services organisations.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 31 March 2025